WALLER HELMS SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2020

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Waller Helms Securities LLC (the "Company"), a Limited Liability Company and a wholly owned subsidiary of Waller Helms Advisors LLC ("Waller Helms Advisors"), is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). In the normal course of business, the Company performs underwriting, financial advisory and investment banking services.   The Company commenced operations as a broker-dealer effective September 27, 2016.

The Company operates under the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule as it has no obligations under 17 C.F.R. §240.15c3-3, including the requirement to make the reserve computation under Rule 15c3-3. Essentially, the requirement provides that a broker-dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transaction between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company.

A summary of the Company's significant accounting policies is as follows:

Accounting Policies. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Management Estimates and Assumptions. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition. Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

> *Significant Judgments.* Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

(Continued)

WALLER HELMS SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2020

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Revenue Recognition (Concluded). The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Initial/Advisory Fees. Initial/Advisory fees are due in accordance with the terms of the executed agreement and are typically recorded upon execution of a signed agreement. Performance obligations in these arrangements vary depending on the contract, but are typically satisfied at a point in time under the arrangement. These types of fees may also include retainer, research, and/or success fees, which are recognized upon the completion or cancelation of the deal.

Fairness Opinion and Valuation Fees. Fairness opinion and valuation fees are due in accordance with the terms of the executed agreement, and the performance obligation is satisfied upon issuance of the fairness opinion or valuation, as applicable. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally upon issuance of the fairness opinion or valuation.

Placement/Underwriting Fees. Placement/Underwriting fees are due in accordance with the terms of the executed agreement, and are typically earned upon consummating an offering. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally when the respective closing of the offering has occurred.

Completion Fees. Completion fees are due in accordance with the terms of the executed agreement, typically either a dollar amount or percentage upon execution of a definitive agreement and the remainder upon closing, or a dollar amount or percentage upon closing. Performance obligation is satisfied upon the closing or cancelation of the transaction. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally upon completion of these events.

Costs to Obtain or Fulfill a Contract with a Customer. The Company records as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are expensed at the time the performance obligation has been satisfied.

These assets are presented in the Other Assets line of the Company's Statement of Financial Condition. The Company did not have assets from costs to obtain contracts with customers at July 1, 2019 or June 30, 2020. During the year ended June 30, 2020, the Company did not incur any expenses to obtain or fulfill a contract with a customer.

Income Taxes. As a wholly-owned subsidiary of Waller Helms Advisors, the Company is not subject to federal income tax, but may be subject to various state and local income taxes.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company has also entered into an agreement with Waller Helms Advisors, effective February 11, 2016, whereby Waller Helms Advisors may provide certain administrative and support services to the Company and may act as paying agent for the Company in connection with certain of the Company's direct expenses. In accordance with the terms of the agreement, Waller Helms Advisors will provide such services as personnel, facilities, equipment and supplies to the Company as the parties may determine, and the Company will pay Waller Helms Advisors the costs of the services under the agreement.

For the year ended June 30, 2020, Waller Helms Advisors mostly assumed responsibility and paid for certain overhead and operating expenses of the Company and such expenses will not be allocated or reimbursed by the Company. For the year ended June 30, 2020, the Company did not reimburse Waller Helms Advisors for any expenses. As of June 30, 2020, the Company owed $6,712 to Waller Helms Advisors for various direct expenses not assumed.

WALLER HELMS SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2020

NOTE 3 – INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

NOTE 4 – CONCENTRATIONS

The Company's revenue stream is transaction based rather than recurring in nature. As a result, the Company will have revenue concentrations year over year.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 12 1/2% of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At June 30, 2020, the Company had net capital of $11,038 which was $6,038 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.55 to 1.

The Company has commitments from Waller Helms Advisors to fund operating expenses as needed over the next twelve months to satisfy any net capital requirements.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events from June 30, 2020 through August 24, 2020, the date of the accompanying financial statements were available to be issued, and is not aware of any subsequent events occurring during this period that have not been disclosed in the notes to the financial statements.